SEC FILE NUMBER: 00-19644

                                                CUSIP NUMBER: 16938M 104

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

|_| Form 10-K      |_| Form 11-K      |_| Form 20-F       |X| Form 10-Q
|_| Form N-SAR

                        For Period Ended: March 31, 2007

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR


         For the Transition Period Ended: ______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                             China Broadband, Inc.
Former name if applicable                           Alpha Nutra, Inc.
Address of principal executive office               1900 Ninth Street, 3rd Floor
City, state and zip code                            Boulder, Colorado  80302


                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         |    (a)    The reasons  described in reasonable  detail in Part III of
         |           this form  could  not be  eliminated  without  unreasonable
         |           effort or expense;
         |    (b)    The subject annual report,  semi-annual report,  transition
         |           report on Form 10-K,  20-F,  11-K or Form 10-Q,  or portion
         |           thereof will be filed on or before the 15th calendar day
|X|      |           following the prescribed due date; or the subject quarterly
         |           report  or  transition  report  on Form  10-Q,  or  portion
         |           thereof  will be filed on or before the fifth  calendar day
         |           following the prescribed due date; and
         |    (c)    The  accountant's  statement or other  exhibit  required by
                     Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Clive Ng                         (303)                      449-7733
        (Name)                       (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |_| Yes |X| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On January 23, 2007, the Company acquired all of the outstanding capital stock of China Broadband Ltd. pursuant to a Share Exchange Agreement by and between the Company, China Broadband Ltd. and the four shareholders of China Broadband Ltd., resulting in China Broadband Ltd. becoming a wholly owned subsidiary of the Company. Effective on April 1, 2007, China Broadband Ltd. acquired a 51% controlling interest in an operating broadband cable Internet company based in the City of Jinan in the Shandong Region of China. As of March 31, 2007, the operations of this entity were not consolidated with the operations of the Company.

                              China Broadband, Inc.
                   Name of Registrant as Specified in Charter.

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2007                    By: /s/ Clive Ng
                                          -----------------
                                          Clive Ng
                                          Chairman and President